UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☒Form 10-K           ☐Form 20-F           ☐Form 11-K           ☐Form 10-Q           ☐Form 10-D           ☐Form N-SAR
☐Form N-CSR

For Period Ended: October 31, 2012

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_____________________________________________________________________________

Part I - Registrant Information

Coupon Express, Inc.
Full Name of Registrant

Former Name if Applicable

303 Fifth Avenue, Suite 206
Address of Principal Executive Office (Street and Number)

New York, New York 10016
City, State and Zip Code

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Coupon Express, Inc. (the “Company”) is awaiting its reviewed financial statements from its independent auditor in order to prepare the Company’s Form 10-K for the period ended October 31, 2012 (the “10-K”). Therefore, the Company is unable to file the 10-K by the January 29, 2013 deadline without unreasonable effort or expense. The Company expects that the 10-K will be filed with the U.S. Securities and Exchange Commission (the “SEC”) within the fifteen calendar day period set forth in Rule 12b-25(b) under the Securities Exchange Act of 1934, as amended.

Part IV - Other Information

(1)

Name and telephone number of person to contact in regard to this notification

Eric L. Kash	(914)	371-2441
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes    ☒     No    ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes    ☐     No    ☒*

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

* As a result of the matters described in Part III above, the Company is currently unable to determine the change in results of operations, if any, from the corresponding period for the last fiscal year.

Dataram Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 28, 2013

By: /s/ Eric L. Kash

Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).